Navios Maritime Holdings Inc. Announces Agreement to Acquire Four New
Build Capesize Vessels with Secured Long-Term Employment Generating
Approximately $43.33 million of EBITDA Annually
•	Issuance of $165.22 million of Mandatorily Convertible Preferred Stock

•	$52.82 Million Reduction in Cash Requirements for Three Existing New Build Capesize Vessels

•	Conference Call and Webcast: Tuesday, June 23, 2009 at 08:00 am EDT
PIRAEUS, Greece, June 22 /PRNewswire-FirstCall/ — Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM) a global, vertically integrated seaborne shipping and logistics company, announced today that it has reached an agreement to acquire four Capesize vessels, three of which are from companies controlled by Commerzbank A.G. All vessels are currently under construction at the same South Korean Shipyard.
Navios Holdings also announced that it amended the terms of existing agreements for three new build Capesize vessels. Navios Holdings will fund a portion of the purchase price for all seven vessels by issuing $165.22 million in mandatorily convertible preferred stock. A more detailed description of the vessels and an overview of certain material terms of the preferred stock are set forth below.
Angeliki Frangou, Chairman and CEO of Navios Holdings stated, “The new acquisitions demonstrate our ability to grow our fleet and cash flow by taking advantage of market dislocations. Today’s agreement to acquire four vessels will generate approximately $43.33 million of EBITDA annually. These acquisitions also demonstrate the vitality of Navios’ business as various industry participants have found our equity attractive.”
Ms. Frangou continued, “Using mandatorily convertible preferred stock to fund cash requirements strengthens our balance sheet, as we conserve more than $165.22 million of cash. Moreover, issuing such stock protects shareholders from undue dilution, as the mandatorily convertible preferred stock is convertible into common stock at a multiple of the current market price of the common stock.”
New Capesize Vessels
The aggregate purchase price for the four new vessels will be approximately $324.50 million payable with a combination of cash and mandatorily convertible preferred stock. The vessels will be employed under existing long-term charter-out contracts with an average length of 9.75 years and will generate approximately $43.33 million in annual EBITDA (assuming operating expense of $5,000 per day and 360 revenue days per year).

The details of the four new Capesize vessels and their related charters are set forth in the below table:

				Annual	Charter-out
			Delivery	EBITDA	rate per	Charter	Profit
Name	Type	DWT	Date	(millions)	day (net)	Term	Share
NB1	Capesize	180,000	8/2010	$17.11	$52,584	5 years	n/a
NB2	Capesize	180,000	8/2010	$8.74	$29,356	12 years	50/50 in excess of $37,500
NB3	Capesize	180,000	9/2010	$8.74	$29,356	10 years	50/50 in excess of $38,500
NB4	Capesize	180,000	2/2011	$8.74	$29,356	12 years	50/50 in excess of $37,500
New Financing
Commerzbank A.G. has agreed to provide financing for four vessels as follows:
•	Amount: $240.0 million

•	Margin: 2.25%

•	Term: 10 years

•	Amortization: 17 years

•	Other terms and conditions to be in line with existing credit facilities
Amendment to Acquisition Terms of Existing Three Capesize Vessels under Construction
Navios Holdings announced that it amended the terms of existing agreements for three new build Capesize vessels. These vessels are scheduled for delivery in the fourth quarter of 2009. These vessels will be employed under existing long-term charter-out contracts that will generate a total annual EBITDA of approximately $44.29 million(assuming operating expense of $5,000 per day and 360 revenue days per year).

			Annual	Convertible	Charter-out
		Anticipated	EBITDA	Preferred	rate per	Charter
Vessel	Type/DWT	Delivery Date	(millions)	(millions)	day (net)	Term
Navios Aurora II	Capesize/172,000	10/2009	$13.05	—	$41,325	10 years
Navios Antares	Capesize/172,000	11/2009	$18.70	—	$57,000	5 years
Navios Stellar	Capesize/172,000	12/2009	$12.54	—	$39,900	10 years

Total			$44.29	$52.82

Terms of Mandatorily Convertible Preferred Stock
In general, the holders of the mandatorily convertible preferred stock will receive an annual dividend equal to 2%, or $3.30 million, payable quarterly, until such time as the preferred stock converts into common stock.
The preferred stock will mandatorily convert into common stock as follows: (1) following the third anniversary of such preferred stock’s issuance, if the common stock closing price is at least $20.00 per share for 10 consecutive business days, then the outstanding preferred stock automatically converts at a conversion price of $14.00 per share of common stock; and (2) 30% of the then-outstanding mandatorily convertible preferred stock will mandatorily convert into common stock five years from the date of such issuance and any remaining then-outstanding mandatorily convertible preferred stock will mandatorily convert into common stock ten years from the date of such issuance, all at a $10.00 price per share of common stock.
The holder shall have the right to convert the outstanding shares of such preferred stock into common stock prior to the scheduled maturity date at a price of $14.00 per share of common stock.
The number of shares of common stock that may be issued upon conversion ranges from 11.8 million, if all preferred shares are converted at $14.00 per share of common stock, to 16.5 million, if all preferred shares are converted at $10.00 per share of common stock.
Time Charter Coverage
Including the new Capesize vessels, Navios Holdings has extended the coverage of its core fleet (excluding vessels acquired through the Kleimar N.V. transaction) to 98.2% for 2009, 78.3% for 2010, 58.9% for 2011 and 53.0% for 2012.
Conference Call Details
Tomorrow morning, Tuesday June 23, 2009 at 8:00 am EDT, Navios Holdings’ management will host a conference call to provide highlights and commentary on this transaction.
A supplemental slide presentation will be available on the Navios Holdings’ website at http://www.navios.com under the “Investors” section at 7:30 am EDT tomorrow.
The conference call details are as follows:
Call Date/Time: Tuesday June 23, 2009; 8:00 am EDT
Call Title: Navios Maritime Holdings Business Update
US Dial In: +1.888.694.4702
International Dial In: +1.973.582.2741
Conference ID: 1598 4868

The conference call replay will be available shortly after the live call and remain available for one business week at the following numbers:
US Replay Dial In: +1.800.642.1687
International Replay Dial In: +1.706.645.9291
Conference ID: 1598 4868
This call will be simultaneously Webcast at the following Web address: http://www.videonewswire.com/event.asp?id=59806. The Webcast will be archived and available at this same Web address for one month following the call.
About Navios Maritime Holdings Inc.
Navios Maritime Holdings Inc. is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain.
Navios Holdings may, from time to time, be required to offer certain owned Capesize and Panamax vessels to Navios Maritime Partners L.P. for purchase at fair market value according to the terms of the Omnibus Agreement. For more information please visit our website: www.navios.com.
Forward-Looking Statements — Safe Harbor
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Public & Investor Relations Contact:
Navios Maritime Holdings Inc.
Investor Relations
+1.212.279.8820
investors@navios.com
CONTACT: Public & Investor Relations, Navios Maritime Holdings Inc., Investor Relations, +1-212-279-8820, investors@navios.com